Exhibit 99.3

Obsidian Energy Ltd.

Consolidated Balance Sheets

		As at
(CAD millions, unaudited)	Note	March 31, 2025	December 31, 2024
Assets
Current
Cash		$0.3	$-
Accounts receivable		86.0	88.0
Risk management	8	-	8.4
Prepaid expenses and other		15.2	12.0
Assets held for sale	4	389.2	383.7
		490.7	492.1
Non-current
Property, plant and equipment	3	1,414.5	1,349.2
Deferred income tax	12	268.3	273.3
		1,682.8	1,622.5
Total assets		$2,173.5	$2,114.6

Liabilities and Shareholders’ Equity
Current
Bank overdraft		$-	$0.5
Accounts payable and accrued liabilities		211.0	175.8
Current portion of long-term debt	5	-	3.0
Current portion of lease liabilities	6	2.3	2.1
Current portion of provisions	7	19.3	20.4
Risk management	8	8.1	1.3
Liabilities related to assets held for sale	4	73.1	72.2
		313.8	275.3
Non-current
Long-term debt	5	350.4	332.4
Lease liabilities	6	4.3	4.5
Provisions	7	92.8	96.0
Other non-current liabilities		0.4	0.6
		761.7	708.8
Shareholders’ equity
Shareholders’ capital	10	2,127.6	2,135.2
Other reserves		106.8	108.6
Deficit		(822.6)	(838.0)
		1,411.8	1,405.8
Total liabilities and shareholders’ equity		$2,173.5	$2,114.6

Subsequent events (Note 4, 5, 8, 10 and 14)

Commitments and contingencies (Note 13)

See accompanying notes to the unaudited interim consolidated financial statements.

OBSIDIAN ENERGY FIRST QUARTER 2025	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 1

Obsidian Energy Ltd.

Consolidated Statements of Income

		Three months ended March 31
(CAD millions, except per share amounts, unaudited)	Note	2025	2024

Production revenues	9	$211.0	$177.3
Processing fees	9	2.8	3.9
Royalties		(28.4)	(22.0)
Sales of commodities purchased from third parties		2.0	3.8
		187.4	163.0

Other income	9	1.8	2.1
Risk management loss	8	(12.5)	(0.5)
		176.7	164.6

Expenses
Operating		59.0	49.3
Transportation		16.8	12.3
Commodities purchased from third parties		1.7	3.3
General and administrative		5.6	5.5
Share-based compensation	11	2.9	9.0
Depletion, depreciation and impairment	3	55.3	55.9
Financing	5	12.7	12.0
Risk management loss	8	-	0.6
Restructuring		0.1	-
Transaction costs	4	2.2	-
Other		-	0.5
		156.3	148.4
Income before taxes		20.4	16.2

Deferred income tax	12	5.0	4.3

Net and comprehensive income		$15.4	$11.9

Net income per share
Basic		$0.21	$0.15
Diluted		$0.20	$0.15
Weighted average shares outstanding (millions)
Basic	10	73.5	77.3
Diluted	10	76.4	80.3

See accompanying notes to the unaudited interim consolidated financial statements.

OBSIDIAN ENERGY FIRST QUARTER 2025	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 2

Obsidian Energy Ltd.

Consolidated Statements of Cash Flows

		Three months ended March 31
(CAD millions, unaudited)	Note	2025	2024

Operating activities
Net income		$15.4	$11.9
Depletion, depreciation and impairment	3	55.3	55.9
Financing	5	5.2	5.3
Share-based compensation	11	2.1	2.1
Unrealized risk management loss	8	15.2	5.0
Deferred income tax	12	5.0	4.3
Decommissioning expenditures	7	(6.6)	(10.1)
Onerous office lease settlements		(0.7)	(2.3)
Change in non-cash working capital		5.8	(13.4)
		96.7	58.7
Investing activities
Capital expenditures	3	(128.4)	(114.3)
Change in non-cash working capital		30.7	11.2
		(97.7)	(103.1)
Financing activities
Increase in long-term debt	5	14.5	60.0
Repayment of senior unsecured notes	5	-	(3.2)
Lease liabilities settlements	6	(0.6)	(0.5)
Exercised compensation plans		(1.8)	(1.6)
Repurchase of common shares	10	(9.6)	(10.5)
Tax paid on repurchase of common shares		(0.7)	-
		1.8	44.2

Change in cash and cash equivalents		0.8	(0.2)
Cash and cash equivalents (overdraft), beginning of period		(0.5)	0.5
Cash and cash equivalents, end of period		$0.3	$0.3

Supplementary information
Cash interest paid		$11.0	$10.2

See accompanying notes to the unaudited interim consolidated financial statements.

OBSIDIAN ENERGY FIRST QUARTER 2025	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 3

Obsidian Energy Ltd.

Statements of Changes in Shareholders’ Equity

(CAD millions, unaudited)	Note	Shareholders’ Capital	Other Reserves	Deficit	Total
Balance at January 1, 2025		$2,135.2	$108.6	$(838.0)	$1,405.8
Net and comprehensive income		-	-	15.4	15.4
Share-based compensation	11	-	2.1	-	2.1
Issued on exercise of equity compensation plans		2.1	(3.9)	-	(1.8)
Repurchase of common shares for cancellation	10	(9.6)	-	-	(9.6)
Tax on repurchases of common shares	10	(0.1)	-	-	(0.1)
Balance at March 31, 2025		$2,127.6	$106.8	$(822.6)	$1,411.8

(CAD millions, unaudited)	Note	Shareholders’ Capital	Other Reserves	Deficit	Total
Balance at January 1, 2024		$2,175.1	$104.1	$(635.4)	$1,643.8
Net and comprehensive income		-	-	11.9	11.9
Share-based compensation	11	-	2.1	-	2.1
Issued on exercise of equity compensation plans	10	1.7	(3.3)	-	(1.6)
Repurchase of common shares for cancellation	10	(10.5)	-	-	(10.5)
Balance at March 31, 2024		$2,166.3	$102.9	$(623.5)	$1,645.7

See accompanying notes to the unaudited interim consolidated financial statements.

OBSIDIAN ENERGY FIRST QUARTER 2025	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 4

Notes to the Unaudited Interim Consolidated Financial Statements

(All tabular amounts are in CAD millions except numbers of common shares, per share amounts, percentages and various figures in Note 8)

1. Structure of Obsidian Energy

Obsidian Energy Ltd. (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is an exploration and production company and is governed by the laws of the Province of Alberta, Canada. The Company's registered office is located at Suite 200, 207 - 9th Avenue S.W. Calgary, Alberta, Canada T2P 1K3. The Company operates in one segment, to explore for, develop and hold interests in oil and natural gas properties and related production infrastructure in the Western Canada Sedimentary Basin directly and through investments in securities of subsidiaries holding such interests. Obsidian Energy’s portfolio of assets is managed at an enterprise level, rather than by separate operating segments or business units. The Company assesses our financial performance at the enterprise level and resource allocation decisions are made on a project basis across our portfolio of assets, without regard to the geographic location of projects. Obsidian Energy owns the petroleum and natural gas assets or 100 percent of the equity, directly or indirectly, of the entities that carry on the remainder of the oil and natural gas business of Obsidian Energy.

2. Basis of presentation and statement of compliance

a) Basis of Presentation

The unaudited condensed interim consolidated financial statements ("interim consolidated financial statements") include the accounts of Obsidian Energy and our wholly owned subsidiaries. Results from acquired properties are included in Obsidian Energy’s reported results subsequent to the closing date and results from properties sold are included until the closing date.

All intercompany balances, transactions, income and expenses are eliminated on consolidation.

b) Statement of Compliance

These interim consolidated financial statements are prepared in compliance with IAS 34 “Interim Financial Reporting” and accordingly do not contain all of the disclosures included in Obsidian Energy’s annual audited consolidated financial statements. These financial statements should be read in conjunction with Obsidian Energy’s audited annual consolidated financial statements as at and for the year ended December 31, 2024. Additionally, these interim consolidated financial statements were prepared using the same accounting policies as in the annual consolidated financial statements as at and for the year ended December 31, 2024.

All tabular amounts are in millions of Canadian dollars, except numbers of common shares, per share amounts, percentages and other figures as noted.

These interim consolidated financial statements were approved for issuance by the Board of Directors on May 6, 2025.

OBSIDIAN ENERGY FIRST QUARTER 2025	NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS 5

3. Property, plant and equipment ("PP&E")

Oil and Gas assets/ Facilities, Corporate assets

Cost	Three months ended March 31, 2025	Year ended December 31, 2024
Balance, beginning of period	$8,417.0	$11,223.8
Capital expenditures (1)	108.8	343.1
Property acquisitions	-	84.9
Property dispositions	-	(1.5)
Transfer to assets held for sale	-	(3,256.0)
Net decommissioning changes	(0.7)	22.7
Balance, end of period	$8,525.1	$8,417.0

(1)
Capital expenditures totaled $128.4 million including the $19.6 million associated with the Pembina assets classified as held for sale.

Accumulated depletion and depreciation	Three months ended March 31, 2025	Year ended December 31, 2024
Balance, beginning of period	$7,073.2	$9,287.0
Depletion and depreciation	42.8	245.3
Impairment	0.1	415.3
Transfer to assets held for sale	-	(2,874.4)
Balance, end of period	$7,116.1	$7,073.2

		As at
Net book value	March 31, 2025	December 31, 2024
Total	$1,409.0	$1,343.8

Right-of-use assets

The following table includes a break-down of the categories for right-of-use assets.

Cost	Three months ended March 31, 2025	Year ended December 31, 2024
Balance, beginning of period	$14.8	$14.8
Additions	0.5	-
Balance, end of period	$15.3	$14.8

Accumulated amortization	Three months ended March 31, 2025	Year ended December 31, 2024
Balance, beginning of period	$9.4	$7.6
Amortization	0.4	1.8
Balance, end of period	$9.8	$9.4

		As at
Net book value	March 31, 2025	December 31, 2024
Total	$5.5	$5.4

Total PP&E

Total PP&E including Oil and Gas assets/Facilities, Corporate assets and Right-of-use assets is as follows:

		As at
PP&E	March 31, 2025	December 31, 2024
Oil and Gas assets/Facilities, Corporate assets	$1,409.0	$1,343.8
Right-of-use assets	5.5	5.4
Total	$1,414.5	$1,349.2

OBSIDIAN ENERGY FIRST QUARTER 2025	NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS 6

At March 31, 2025, the Company completed an assessment to determine if indicators of impairment or an impairment reversal were present. No indicators were noted for our Cardium, Peace River and Viking cash generating units ("CGUs").

During the first quarter of 2025, we recorded a $0.1 million impairment (2024 - $0.9 million) in our Legacy CGU due to decommissioning spending in the area. The Legacy CGU has no recoverable amount, as such changes in our decommissioning liability are expensed each period.

4. Assets and liabilities held for sale

Assets and liabilities classified as held for sale consisted of the following:

		As at
	March 31, 2025	December 31, 2024
Assets held for sale
Prepaid expenses and other	$-	$2.1
Property, plant and equipment	389.2	381.6
	$389.2	$383.7
Liabilities related to assets held for sale
Current portion of decommissioning liability	$5.5	$5.8
Non-current portion of decommissioning liability	67.6	66.4
	$73.1	$72.2

The Company has classified our operated Pembina assets located in our Cardium CGU as assets held for sale. On February 19, 2025, the Company announced that we entered into a definitive asset purchase and sale agreement to dispose of these assets and subsequent to the end of the first quarter on April 7, 2025, the Company announced that we had closed the disposition.

Total consideration for the transaction included approximately $211 million of cash (inclusive of interim closing adjustments), approximately 9.1 million common shares of InPlay Oil Corp. ("InPlay") (updated to reflect InPlay's consolidation of its common shares on a one for six basis effective April 14, 2025 (the "InPlay Share Consolidation)) and a $15 million value associated with acquiring InPlay's 34.6 percent interest in the Willesden Green Cardium Unit #2 property. On March 31, 2025, the value associated with the share consideration received from InPlay was updated to the closing InPlay share price on that day of $9.66 per share (updated for the InPlay Share Consolidation). In the second quarter of 2025, that value will be updated to the InPlay share price on the transaction close date of April 7, 2025 which was $8.34 per share.

On March 31, 2025, these assets were recorded at the lesser of fair value less costs to sell and their carrying amount, resulting in a non-cash, before tax, impairment loss of $12.0 million. The impairment expense was recorded as additional depletion, depreciation, and impairment on the Consolidated Statements of Income.

5. Long-term debt

		As at
	March 31, 2025	December 31, 2024
Syndicated credit facility	$239.5	$225.0
Senior unsecured notes
11.95% $114.2 million, maturing July 27, 2027	114.2	114.2
Total	353.7	339.2
Unamortized discount of senior unsecured notes	(1.0)	(1.1)
Deferred financing costs	(2.3)	(2.7)
Total long-term debt	$350.4	$335.4

Current portion	$-	$3.0
Non-current portion	$350.4	$332.4

OBSIDIAN ENERGY FIRST QUARTER 2025	NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS 7

The Company has a reserve-based syndicated credit facility which is subject to a semi-annual borrowing base redetermination (typically completed in May and November of each year). We completed our semi-annual borrowing redetermination early in conjunction with our Pembina asset disposition to InPlay. Upon closing the disposition, the aggregate amount available under the syndicated credit facility is $235.0 million, which was reduced from $300.0 million subsequent to March 31, 2025. At that time, the revolving period and maturity dates under the syndicated credit facility were extended to May 31, 2026 and May 31, 2027, respectively. On April 7, 2025, the Company used the cash proceeds from the Pembina disposition to reduce the amount outstanding under our syndicated credit facility to approximately $30 million.

At March 31, 2025, the Company had senior unsecured notes outstanding totaling $114.2 million which mature on July 27, 2027. The senior unsecured notes were initially issued at a price of $980 per $1,000 principal amount resulting in aggregate gross proceeds of $125.0 million and at an interest rate of 11.95 percent. The senior unsecured notes are direct senior unsecured obligations of Obsidian Energy ranking equal with all other present and future senior unsecured indebtedness of the Company.

As part of the terms of the senior unsecured notes, the Company is required, in certain circumstances, to make a repurchase offer (the "Repurchase Offer") at a price of $1,030 per $1,000 principal amount to an aggregate amount of $63.8 million (including open market purchases), which has been reduced to $50.4 million based on previous Repurchase Offers and open market purchases. The obligation to make a Repurchase Offer is based on free cash flow for the six months ended June 30 (typically offered in August) and based on free cash flow for the six months ended December 31 (typically offered in March). Minimum available liquidity thresholds and projected leverage ratios under the Company's syndicated credit facilities are also required to be met in order to proceed with a Repurchase Offer. In the first quarter of 2025, the Company made a Repurchase Offer for $3.0 million, however, there was no uptake from note holders.

Subsequent to March 31, 2025, the Company repurchased $2.0 million of our senior unsecured notes on the open market at a price of $1,027.5 per $1,000 principal amount. We currently have $112.2 million of senior unsecured notes outstanding.

At March 31, 2025, letters of credit totaling $4.3 million were outstanding (December 31, 2024 – $4.4 million) that reduce the amount otherwise available to be drawn on our syndicated credit facility.

Financing expense consists of the following:

	Three months ended March 31
	2025	2024
Interest	$7.5	$6.7
Accretion on decommissioning liability	4.6	4.2
Accretion on office lease provision	-	0.2
Accretion on discount of senior unsecured notes	0.1	0.1
Accretion on lease liabilities	0.1	0.1
Loss on repurchased senior unsecured notes	-	0.1
Deferred financing costs	0.4	0.6
Financing	$12.7	$12.0

OBSIDIAN ENERGY FIRST QUARTER 2025	NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS 8

6. Lease liabilities

Total lease liabilities included in the Consolidated Balance Sheets are as follows:

	Three months ended March 31, 2025	Year ended December 31, 2024
Balance, beginning of period	$6.6	$8.0
Additions	0.5	-
Accretion charges	0.1	0.6
Lease payments	(0.6)	(2.0)
Balance, end of period	$6.6	$6.6

Current portion	$2.3	$2.1
Non-current portion	$4.3	$4.5

7. Provisions

	As at
	March 31, 2025	December 31, 2024
Decommissioning liability	$112.1	$115.7
Office lease provision (1)	-	0.7
Total	$112.1	$116.4

Current portion	$19.3	$20.4
Non-current portion	$92.8	$96.0

(1)
The office lease provision represented the leased office space which expired in January 2025.

Decommissioning liability

At March 31, 2025, the decommissioning liability was determined by applying an inflation factor of 2.0 percent (December 31, 2024 - 2.0 percent) and the inflated amount was discounted using a credit-adjusted rate of 10.0 percent (December 31, 2024 – 10.0 percent) over the expected useful life of the underlying assets, currently extending over 50 years into the future. Including the impact of the assets held for sale, at March 31, 2025, the total decommissioning liability on an undiscounted, uninflated basis was $355.6 million (December 31, 2024 - $357.0 million).

Changes to the decommissioning liability were as follows:

	Three months ended March 31, 2025	Year ended December 31, 2024
Balance, beginning of period	$115.7	$172.6
Net liabilities added (1)	0.2	2.0
Acquisition	-	0.4
Increase (decrease) due to changes in estimates	(0.9)	20.3
Liabilities settled	(6.6)	(23.9)
Transfers to liabilities for assets held for sale	(0.9)	(72.2)
Accretion charges	4.6	16.5
Balance, end of period	$112.1	$115.7

Current portion	$19.3	$19.7
Non-current portion	$92.8	$96.0

(1)
Includes additions from drilling activity, facility capital spending and disposals related to net property dispositions.

OBSIDIAN ENERGY FIRST QUARTER 2025	NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS 9

8. Risk management

Financial instruments consist of cash (overdrafts), accounts receivable, fair values of derivative financial instruments, accounts payable and accrued liabilities and long-term debt. At March 31, 2025, the fair values of these financial instruments approximate their carrying amounts.

The fair values of all outstanding financial commodity related contracts are reflected on the Consolidated Balance Sheets with the changes during the period recorded in income as unrealized gains or losses.

At March 31, 2025 and December 31, 2024, the only asset or liability measured at fair value on a recurring basis was the risk management asset and liability, which was valued based on “Level 2 inputs” being quoted prices in markets that are not active or based on prices that are observable for the asset or liability.

The following table reconciles the changes in the fair value of financial instruments outstanding:

Risk management asset (liability)	Three months ended March 31, 2025	Year ended December 31, 2024
Balance, beginning of period	$7.1	$11.8
Unrealized gain (loss) on financial instruments:
Oil	(10.3)	3.3
Natural gas	(4.9)	(8.5)
Electricity	-	0.5
Total fair value, end of period	$(8.1)	$7.1

Current asset portion	$-	$8.4
Current liability portion	$(8.1)	$(1.3)

Obsidian Energy had the following financial instruments outstanding as at March 31, 2025. Fair values are determined using external counterparty information, which is compared to observable market data. The Company limits our credit risk by executing counterparty risk procedures which include transacting only with institutions within our syndicated credit facility or companies with high credit ratings and by obtaining financial security in certain circumstances.

	Notional Volume	Remaining Term	Price	Fair value (millions)
Oil
WTI Swap	5,750 bbl/d	April 2025	$98.78/bbl	$(0.6)
WTI Swap	1,500 bbl/d	May 2025	$100.20/bbl	(0.1)
WTI Collar	3,500 bbl/d	April 2025	$95.00/bbl - $99.00/bbl	(0.4)
WTI Collar	3,000 bbl/d	May 2025	$97.00/bbl - $101.50/bbl	(0.2)
WCS Differential	6,000 bbl/d	April 2025 - December 2025	($19.30)/bbl	(4.0)
WCS Differential	2,500 bbl/d	April 2025 - June 2025	($19.60)/bbl	(1.0)
WCS Differential	1,750 bbl/d	July 2025 - September 2025	($17.21)/bbl	(0.2)
MSW Differential	1,500 bbl/d	April 2025 - June 2025	($7.90)/bbl	(0.4)
MSW Differential	500 bbl/d	July 2025 - September 2025	($6.59)/bbl	(0.1)

AECO
AECO Swap	17,062 mcf/d	April 2025 - October 2025	$2.24/mcf	(1.0)
AECO Collar	1,896 mcf/d	April 2025 - October 2025	$2.11/mcf - $2.64/mcf	(0.1)

Total				$(8.1)

OBSIDIAN ENERGY FIRST QUARTER 2025	NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS 10

Subsequent to March 31, 2025, the Company entered into the following additional financial instruments:

	Notional Volume	Remaining Term	Price
Oil
WTI Swap	2,250 bbl/d	May 2025	$87.86/bbl
WTI Collar	500 bbl/d	May 2025	$99.00/bbl - $103.50/bbl

AECO
AECO Swap	2,844 mcf/d	May 2025 - October 2025	$2.34/mcf

The components of risk management within Income on the Consolidated Statements of Income are as follows:

	Three months ended March 31
	2025	2024
Realized
Settlement of oil contracts loss	$(0.2)	$-
Settlement of natural gas contracts gain	2.9	3.8
Total realized risk management gain	$2.7	$3.8

Unrealized
Oil contracts loss	$(10.3)	$(0.3)
Natural gas contracts loss	(4.9)	(4.0)
Total unrealized risk management loss	(15.2)	(4.3)
Risk management loss	$(12.5)	$(0.5)

Market Risks

Obsidian Energy is exposed to normal market risks inherent in the oil and natural gas business, including, but not limited to, commodity price risk, foreign currency rate risk, credit risk, interest rate risk, liquidity risk, supply cost risk, geopolitical risk and climate change risk. The Company seeks to mitigate these risks through various business processes and management controls and from time to time by using financial instruments.

The government of the United States of America continues to employ a tariff strategy on goods that are sourced in Canada and around the world. If tariffs are enforced for a prolonged period of time, it could impact the demand for energy products and, in turn, commodity prices. Production costs and supply chain expenses could also be impacted depending on the products that have tariffs placed on them. The Company will continue to monitor this situation.

There have been no material changes to these risks from those discussed in the Company’s annual audited consolidated financial statements as at and for the year ended December 31, 2024.

OBSIDIAN ENERGY FIRST QUARTER 2025	NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS 11

9. Revenue and Other Income

The Company’s significant revenue streams consist of the following:

	Three months ended March 31
	2025	2024
Oil	$182.4	$149.4
NGLs	14.8	12.8
Natural gas	13.8	15.1
Production revenues	211.0	177.3
Processing fees	2.8	3.9
Oil and natural gas sales	213.8	181.2
Other income	1.8	2.1
Oil and natural gas sales and other income	$215.6	$183.3

10. Shareholders’ equity

i) Issued

Shareholders’ capital	Common Shares	Amount
Balance, December 31, 2023	77,588,538	$2,175.1
Issued pursuant to equity compensation plans (1)	581,084	2.5
Repurchase of common shares for cancellation	(4,484,820)	(41.7)
Tax on repurchases of common shares (2)	-	(0.7)
Balance, December 31, 2024	73,684,802	2,135.2
Issued pursuant to equity compensation plans (1)	346,325	2.1
Repurchase of common shares for cancellation	(1,157,874)	(9.6)
Tax on repurchases of common shares (2)	-	(0.1)
Balance, March 31, 2025	72,873,253	$2,127.6

(1)
Upon vesting or exercise of equity awards, the net benefit is recorded as a reduction of other reserves and an increase to shareholders’ capital.
(2)
Includes tax associated with common share repurchases less common share issuances under the Company's share-based compensation plans.

Pursuant to our return of capital initiative to our shareholders, in the first quarter of 2025, the Company renewed our normal course issuer bid ("NCIB") with the Toronto Stock Exchange ("TSX"). Purchases under the NCIB will continue to be subject to having $65 million of liquidity and complying with the terms of our current credit facilities. During the first quarter of 2025, the Company utilized the NCIB which resulted in 1,157,874 common shares being repurchased and canceled at an average price of $8.29 per share for total consideration of $9.6 million. The total consideration paid includes commissions and fees and is recorded as a reduction to Shareholders' Equity.

Subsequent to March 31, 2025 and up to May 6, 2025, the Company repurchased and cancelled an additional 2,356,230 common shares at an average price of $6.34 per share for total consideration of $14.9 million.

ii) Earnings per share - Basic and Diluted

The weighted average number of shares used to calculate per share amounts was as follows:

	Three months ended March 31
Average shares outstanding (millions)	2025	2024
Basic	73.5	77.3
Dilutive impact (1)	2.9	3.0
Diluted	76.4	80.3

(1)
Includes impact of stock options and restricted share units.

OBSIDIAN ENERGY FIRST QUARTER 2025	NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS 12

11. Share-based compensation

Share-based compensation expense relates to options ("Options") to acquire common shares granted under the Company's Stock Option Plan (the “Option Plan”), restricted shares units (“RSUs") granted under the Restricted and Performance Share Unit Plan (“RPSU plan”), deferred share units ("DSUs") granted under the Deferred Share Unit Plan (“DSU plan”) and performance share units (“PSUs”) granted under the RPSU plan.

The DSU's and PSU's follow the liability method of accounting where the change in share price at the balance sheet date results in a mark-to-market valuation. Settlement of the units or awards, which can be in the form of cash or shares, only occurs when they vest. The Options and RSU's follow the equity method of accounting where the fair value of the option or unit is calculated at the grant date and expensed over the expected life because these securities are typically settled in shares.

Share-based compensation consisted of the following:

	Three months ended March 31
	2025	2024
DSUs	$0.3	$4.4
PSUs	0.5	1.6
NTIP (1)	-	0.9
Liability based incentive plans	$0.8	$6.9

RSUs	$1.7	$1.7
Options	0.4	0.4
Equity based incentive plans	2.1	2.1
Share-based compensation	$2.9	$9.0

(1)
Restricted awards outstanding under the Non-Treasury Incentive Award Plan ("NTIP") were classified as a liability and were settled in cash. There were no outstanding restricted awards under the NTIP at March 31, 2025.

The share price used in the fair value calculation of the DSU and PSU obligations at March 31, 2025 was $8.43 per share compared to $8.36 per share on December 31, 2024 and $11.18 per share on March 31, 2024. The weighted average trading price of the Company's common shares was $7.93 for the first quarter of 2025 (2024 - $9.43).

Restricted and Performance Share Unit plan

Restricted Share Unit grants under the RPSU plan

Obsidian Energy awards RSU grants under the RPSU plan whereby employees receive consideration that fluctuates based on the Company’s share price on the TSX. Consideration can be in the form of cash or shares purchased on the open market or issued from treasury.

RSUs (number of shares equivalent)	Three months ended March 31, 2025	Year ended December 31, 2024
Outstanding, beginning of period	1,559,563	1,290,042
Granted	837,090	713,910
Vested (1)	(515,710)	(363,484)
Forfeited	(5,556)	(80,905)
Outstanding, end of period	1,875,387	1,559,563

(1)
Vested RSUs settled in shares.

OBSIDIAN ENERGY FIRST QUARTER 2025	NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS 13

The fair value and weighted average assumptions of the RSUs granted during the periods were as follows:

	Three months ended March 31
	2025	2024
Average fair value of RSUs granted (per RSU)	$7.52	$9.64
Expected life of RSUs (years)	3.0	3.0
Expected forfeiture rate	0.1%	0.1%

Performance Share Unit grants under the RPSU plan

The RPSU plan allows Obsidian Energy to grant PSUs to employees of the Company.

The PSUs are classified as a liability on our Consolidated Balance Sheet as the PSUs are typically settled in cash. The PSU liability fluctuates based on the Company’s share price on the TSX at each period end date. Employees receive consideration only when the PSUs vest.

PSUs (number of shares equivalent)	Three months ended March 31, 2025	Year ended December 31, 2024
Outstanding, beginning of period	635,910	896,690
Granted	401,740	271,940
Vested (1)	(124,610)	(532,720)
Outstanding, end of period	913,040	635,910

(1)
Vested PSUs settled in cash.

	As at
PSU liability	March 31, 2025	December 31, 2024
Current	$0.7	$1.5
Non-current	0.4	0.6
Total	$1.1	$2.1

Option Plan

The Option Plan allows the Company to issue Options to officers, employees, directors and other service providers.

	Three months ended March 31, 2025		Year ended December 31, 2024
Options	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	2,240,120	$4.59	2,305,489	$3.30
Granted	484,670	7.52	336,210	9.65
Exercised (1)	(87,476)	0.97	(401,579)	1.39
Outstanding, end of period	2,637,314	$5.25	2,240,120	$4.59
Exercisable, end of period	1,475,257	$4.30	1,414,406	$3.51

(1)
Exercised options were settled in shares.

The fair value and weighted average assumptions of the Options granted during the periods were as follows:

	Three months ended March 31
	2025	2024
Average fair value of Options granted (per Option)	$4.38	$6.41
Expected volatility	69.7%	76.7%
Expected life of Options (years)	4.8	4.5
Expected forfeiture rate	0.1%	0.2%

OBSIDIAN ENERGY FIRST QUARTER 2025	NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS 14

Deferred Share Unit plan

The DSU plan allows the Company to grant DSUs to non-employee directors only.

The DSU plan is classified as a liability on our Consolidated Balance Sheet as the DSUs are settled in cash. The DSU liability fluctuates based on the Company’s share price on the TSX at each period end date. Non-employee directors receive consideration only upon redemption of the DSUs following retirement from the Board of Directors, not before this date, with the consideration based on the volume-weighted-average trading price of the common shares on the TSX.

Deferred Share Units	Three months ended March 31, 2025	Year ended December 31, 2024
Outstanding, beginning of period	1,960,272	1,893,280
Granted	18,703	66,992
Outstanding, end of period	1,978,975	1,960,272

	As at
DSU Liability	March 31, 2025	December 31, 2024
Current	$16.8	$16.5
Total	$16.8	$16.5

At March 31, 2025, the Company had no outstanding DSUs that were redeemable.

12. Deferred income tax asset

	Three months ended March 31, 2025	Year ended December 31, 2024
Balance, beginning of period	$273.3	$210.8
Deferred income tax expense	(5.0)	62.5
Balance, end of period	$268.3	$273.3

The Company has recognized a deferred tax asset, as we expect to have sufficient taxable profits in future years in order to fully utilize the remaining deferred tax asset balance. The deferred tax asset is reduced by net income for the period on an after-tax basis.

13. Commitments and contingencies

The Company is involved in various litigation and claims in the normal course of business and records provisions for claims as required.

14. Subsequent event

On April 7, 2025, the Company closed our previously announced disposition to InPlay of our operated Pembina assets for proceeds of approximately $320.0 million, prior to closing and other adjustments provided for in the definitive asset purchase and sale agreement. The disposition included all the Company's assets in Pembina, with the exception of our non-operated interest in Pembina Cardium Unit #11 which we retain. The disposition had an effective date of December 1, 2024.

OBSIDIAN ENERGY FIRST QUARTER 2025	NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS 15